Filed pursuant to Rule 433

Dated October 15, 2019

Registration No. 333-220276

Free Writing Prospectus

(To Preliminary Prospectus Supplement dated October 15, 2019 and Prospectus dated August 31, 2017)

PRICING TERM SHEET

DATE: OCTOBER 15, 2019

This communication relates only to the securities described below and should be read together with the Prospectus dated August 31, 2017 (the “Base Prospectus”) and the Preliminary Prospectus Supplement dated October 15, 2019 (the “Prospectus Supplement”) relating to these securities.

FINAL PRICING TERMS OF AEGON FUNDING COMPANY LLC’S 5.10%

SUBORDINATED NOTES DUE 2049

ISSUER:	AEGON FUNDING COMPANY LLC (the “Issuer” or “AFC”)

GUARANTOR:	AEGON N.V. (the “Guarantor” or “Aegon”)

EXPECTED ISSUE RATINGS*:	Baa1 / BBB (Moody’s / S&P)

SECURITIES OFFERED:	Subordinated Notes

FORMAT:	SEC Registered Global Notes

AGGREGATE PRINCIPAL AMOUNT:	U.S.$925,000,000

FORM AND DENOMINATION:	U.S.$25 and integral multiples of U.S.$25 in excess thereof

TRADE DATE:	October 15, 2019

EXPECTED SETTLEMENT DATE:	October 22, 2019 (T+5)

SCHEDULED MATURITY DATE:	December 15, 2049

INTEREST RATE AND DEFERRAL OF INTEREST:	5.10% per annum payable quarterly in arrears, subject to the Issuer’s right or obligation to defer interest payments

PRICE TO PUBLIC PER SUBORDINATED NOTE:	$25 per Subordinated Note

UNDERWRITING DISCOUNT:	$0.7875 per Subordinated Note for retail orders
$0.2500 per Subordinated Note for institutional orders

PRICE TO ISSUER:	$24.4217 per Subordinated Note
Calculated based on actual retail sales and actual institutional sales

PROCEEDS, BEFORE EXPENSES, TO THE ISSUER:	$903,602,500

INTEREST PAYMENT DATES:	Quarterly on March 15, June 15, September 15 and December 15, commencing December 15, 2019 (short first interest period)

OPTIONAL REDEMPTION:	Redeemable in whole or in part at the Base Redemption Price (as defined in the Prospectus Supplement), together with accrued but unpaid interest, on December 15, 2024, or any Interest Payment Date thereafter, subject to certain conditions for redemption.

REDEMPTION FOR OTHER REASONS:	Redeemable in whole (but not in part) at the Base Redemption Price, together with accrued but unpaid interest, upon the occurrence of a Tax Event, a Capital Disqualification Event or a Rating Methodology Event (each as defined in the Prospectus Supplement), subject to certain conditions for redemption.

SUBSTITUTION AND VARIATION:	Upon the occurrence of a Tax Event, Capital Disqualification Event or Rating Methodology Event (each as defined in the Prospectus Supplement), the Issuer may at any time either substitute the Subordinated Notes in whole (but not in part) for, or vary the terms of the Subordinated Notes so that they remain or, as appropriate, become, Qualifying Securities (as defined in the Prospectus Supplement), subject to certain conditions.

ISSUER SUBSTITUTION:	If an Issuer Substitution Event has occurred and is continuing, and subject to Aegon having received the prior approval of the Supervisory Authority if required pursuant to the Capital Adequacy Regulations, Aegon may, either in its sole discretion or automatically (as applicable), in each case without the consent of the holders or the trustee, substitute Aegon for AFC as issuer under the Subordinated Notes in whole (but not in part). See “Description of the Subordinated Notes—Issuer Substitution” in the Prospectus Supplement for further details.

AGREEMENT AND ACKNOWLEDGMENT WITH RESPECT TO THE EXERCISE OF DUTCH BAIL-IN POWER:	By acquiring any Subordinated Notes (or any Substituted Subordinated Notes) and the Subordinated Guarantee, each holder and beneficial owner of a Subordinated Note (or a Substituted Subordinated Note) or any interest therein and the Subordinated Guarantee acknowledges, accepts, agrees to be bound by, and consents to the exercise of, any Dutch Bail-in Power (as defined in the Prospectus Supplement). See “Description of the Subordinated Notes—Agreement and Acknowledgment with Respect to the Exercise of Dutch Bail-in Power” in the Prospectus Supplement for further details.

GOVERNING LAW	New York, except that the subordination and waiver of set-off provisions of the Subordinated Guarantee and the Substituted Subordinated Notes (if the Subordinated Notes are so substituted) will be governed by and construed in accordance with the laws of The Netherlands.

LISTING:	New York Stock Exchange

CUSIP / ISIN:	00775V104 / US00775V1044

JOINT BOOK-RUNNING	Sole Structuring Agent and Joint Book-Running Manager
MANAGERS:	BofA Securities, Inc.

Joint Book-Running Managers

Morgan Stanley & Co. LLC

UBS Securities LLC

Wells Fargo Securities, LLC

J.P. Morgan Securities LLC

RBC Capital Markets, LLC

*

Note: A securities rating is not a recommendation to buy, sell or hold securities. Ratings may be subject to revision or withdrawal at any time, and each rating should be evaluated independently of any other rating.

The Guarantor and the Issuer have filed a registration statement (including the Base Prospectus) and the Prospectus Supplement with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the Prospectus Supplement and other documents the Guarantor and the Issuer have filed with the SEC for more complete information about this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Guarantor, the Issuer and any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free: BofA Securities, Inc. toll-free at +1 800 294 1322, J.P. Morgan Securities LLC at + 1 212 834 4533, Morgan Stanley & Co. LLC toll-free at +1 866 718 1649, RBC Capital Markets, LLC toll-free at + 1 866 375 6829, UBS Securities LLC toll-free at +1 888 827 7275 and Wells Fargo Securities, LLC toll-free at + 1 800 645 3751.

We currently expect delivery of the Subordinated Notes to occur on October 22, 2019, which will be the fifth business day following the pricing of the Subordinated Notes (such settlement cycle being referred to as “T+5”). Trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Subordinated Notes on the date of pricing or the next two succeeding business days will be required, by virtue of the fact that the Subordinated Notes initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of Subordinated Notes who wish to trade Subordinated Notes on the date of pricing or the next two succeeding business days should consult their own advisors.

MIFID II product governance / Professional investors and ECPs only target market / PROHIBITION OF SALES TO EEA RETAIL INVESTORS – Manufacturer target market (MiFID II product governance) is eligible counterparties and professional clients only (all distribution channels). No PRIIPs key information document (KID) has been prepared as not available to retail in EEA.

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